


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH. D.C. 152 SECTION

SECURI 05040706 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Investment Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Boulevard, Suite 100
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fenn Giles 813-872-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwight Darby & Company
(Name – *if individual, state last, first, middle name*)

611 S. Magnolia Avenue (Address) Tampa (City) Florida (State) 33606 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECD S.E.C.
MAR 3
526

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Brannan, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisers, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Secretary/Treasurer

Title



Carol D. Shepherd
MY COMMISSION # DD190789 EXPIRES
May 18, 2007
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF
THE TAMPA BANKING COMPANY)

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2004 AND 2003

CONTENTS



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

January 19, 2005

Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisers, Inc. (FIA), a wholly owned subsidiary of The Tampa Banking Company, as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisers, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue ◦ Tampa, Florida 33606-2744 ◦ (813) 251-2411 ◦ FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com ◦ www.dwightdarby.com
Members American Institute of Certified Public Accountants ◦ Florida Institute of Certified Public Accountants
Independent Member B K R International

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2004	2003
ASSETS		
Cash and cash equivalents	$ 362,267	$ 95,105
Investment securities held to maturity, at cost	799,831	935,867
Sweep fees receivable	91,392	92,917
Clearing deposit	50,000	50,000
Antiques and software, net	31,644	32,423
Property and equipment, net of accumulated depreciation of $76,521 and $51,556, respectively	40,285	53,232
Deferred taxes	3,230	3,230
Prepaid expenses	17,427	13,706
Prepaid income taxes	-	8,974
Miscellaneous receivables	22,413	12,583
Total assets	$ 1,418,489	$ 1,298,037
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 160,515	$ 171,468
Income taxes payable	18,498	-
Total liabilities	179,013	171,468
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	408,379	408,379
Retained earnings	823,597	710,690
Total stockholder's equity	1,239,476	1,126,569
COMMITMENTS AND CONTINGENCIES		
	$ 1,418,489	$ 1,298,037

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31,	
	2004	2003
REVENUES		
Brokerage income	$ 963,334	$ 777,600
Management fees	732,770	670,578
Sweep fee income	424,303	525,208
Fee income from The Bank of Tampa trust department	69,862	57,127
Interest and dividend income	12,031	8,913
Commissions on life insurance sales	9,325	73,036
Other income	-	3,239
Total revenues	2,211,625	2,115,701
EXPENSES		
Salaries, commissions and related expenses	1,068,757	956,588
Occupancy expenses	190,480	181,373
Administrative operating expenses	178,129	226,663
Clearing and exchange fees	110,428	67,656
Loss on disposal of property and equipment	-	2,096
Total expenses	1,547,794	1,434,376
INCOME BEFORE PROVISION FOR INCOME TAXES	663,831	681,325
PROVISION FOR INCOME TAXES	250,924	257,759
NET INCOME	$ 412,907	$ 423,566

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
	SHARES	AMOUNT			
BALANCE, DECEMBER 31, 2002	7,500	$ 7,500	$ 408,379	$ 512,124	$ 928,003
DIVIDENDS PAID	-	-	-	(225,000)	(225,000)
NET INCOME	-	-	-	423,566	423,566
BALANCE, DECEMBER 31, 2003	7,500	7,500	408,379	710,690	1,126,569
DIVIDENDS PAID	-	-	-	(300,000)	(300,000)
NET INCOME	-	-	-	412,907	412,907
BALANCE, DECEMBER 31, 2004	7,500	$ 7,500	$ 408,379	$ 823,597	$ 1,239,476

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 412,907	$ 423,566
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	27,028	35,411
Loss on disposal of property and equipment	-	2,096
Amortization of premium	36	118
(Increase) decrease in:		
Sweep fees receivable	1,525	(27,030)
Receivable from parent corporation	-	40,000
Deferred taxes	-	1,901
Prepaid expenses	(3,721)	12,103
Prepaid income taxes	8,974	(8,974)
Miscellaneous receivables	(9,830)	(9,278)
Increase (decrease) in:		
Accounts payable and accrued expenses	(10,953)	146,554
Income taxes payable	18,498	(46,159)
Total adjustments	31,557	146,742
Net cash provided by operating activities	444,464	570,308
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities held to maturity	(2,300,000)	(1,436,000)
Proceeds from maturity of securities held to maturity	2,436,000	1,000,000
Purchase of antiques and property and equipment	(13,302)	(47,374)
Net cash provided by (used in) investing activities	122,698	(483,374)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(300,000)	(225,000)
Net cash used in financing activities	(300,000)	(225,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	267,162	(138,066)
CASH AND CASH EQUIVALENTS - BEGINNING	95,105	233,171
CASH AND CASH EQUIVALENTS - ENDING	$ 362,267	$ 95,105
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 232,425	$ 310,991

See Notes to Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

General - Florida Investment Advisers, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a wholly owned subsidiary of The Tampa Banking Company (TBC), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company.

Income Recognition - Brokerage income, sweep fee income, management fees and other fees are recorded as earned and when collection is reasonably assured.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statements of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available for sale securities are carried at fair value. Unrealized holding gains and losses, if applicable, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale, if any, are included in other income (expense) and, when applicable, are reported as a classification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity. At December 31, 2004 and 2003, fair value approximated cost for held to maturity securities.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables arise in the normal course of business. It is the policy of management to review the outstanding receivables at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. There was no allowance for bad debts for the years ending December 31, 2004 and 2003.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment - FIA's property and equipment are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system. Depreciation expense was $27,028 and $35,411 for the years ended December 31, 2004 and 2003, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments which potentially subject FIA to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

FIA provides services to one customer that represents 15% and 17% of total revenues earned in 2004 and 2003, respectively.

Income Taxes - FIA files a consolidated tax return with TBC and The Bank of Tampa (Bank), an entity affiliated with FIA through common ownership. TBC is a regular C Corporation. Income taxes are allocated to FIA based on the percentage of its net income to consolidated net income. Deferred income taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. Deferred taxes were $3,230 for the years ended December 31, 2004 and 2003.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs - All of the FIA's advertising costs are nondirect-response costs and are expensed as incurred. Advertising costs for the years ended December 31, 2004 and 2003 were $6,356 and $23,017, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2004 and 2003, the property and equipment consisted of the following:

	2004	2003
Furniture and equipment	$ 112,357	$ 100,339
Leasehold improvements	4,449	4,449
	116,806	104,788
Less accumulated depreciation	76,521	51,556
Ending balance	$ 40,285	$ 53,232

NOTE 3 - RELATED PARTY TRANSACTIONS

At inception, FIA entered into an agreement with the Bank, which is also located in the same building as FIA. Pursuant to this agreement, FIA paid certain overhead expenses and rent to the Bank in the amount of $130,592 and $107,908 during the years ended December 31, 2004 and 2003, respectively.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to the greater of (a) $2,500, or (b) an amount based on the asset valuation of each account being managed, plus a guaranteed minimum aggregate fee of $36,000 per year. For the years ended December 31, 2004 and 2003, $69,862 and $57,127, respectively, were received as fees.

FIA offers investment management services to officers, directors and employees of FIA and the Bank. These services are provided under the same terms and conditions as those offered to all customers. The amount of income derived from these services to related individuals is less than 2% of total revenues.

The Bank employees may refer customers and other members of the general public to FIA and receive a nominal referral fee for a qualified referral. For the years ended December 31, 2004 and 2003, $6,283 and $2,355, respectively, were paid as fees. FIA and the Bank may have an arrangement to share revenues that result from the volume of securities services provided by FIA to customers referred to by the Bank. For the years ended December 31, 2004 and 2003, there were no fees paid to the Bank under this arrangement.

During the years ended December 31, 2004 and 2003, $2,394 and $27,793, respectively, were paid for the cost of equipment to a company in which a Director of TBC has a 25% ownership interest.

NOTE 4 - EMPLOYEE BENEFIT PLANS

Effective March 1, 2000, FIA adopted a Flexible Benefit Plan, Employee Stock Ownership Plan (ESOP) and 401(k) Plan. All Plans are typical in nature and are more fully described in the Plan documents.

Employee Stock Ownership Plan - TBC has an ESOP which covers substantially all full-time employees of FIA. The annual contribution to the plan is determined by the Board of Directors of FIA. The contribution expense was $30,784 and $23,326 for the years ended December 31, 2004 and 2003, respectively. On August 18, 1995, a favorable ruling from the Internal Revenue Service on the plan's tax-exempt status was obtained.

Employer contributions are allocated among the accounts of participants entitled in the ratio which their adjusted compensation is to total adjusted compensation of all participants. Adjusted compensation is total remuneration paid to the participant each year plus any deferred under the 401(k) Plan up to IRS limits.

401(k) Plan - The 401(k) Plan (Plan) covers all employees with three months of service and over 21 years of age. Participants may contribute up to 30% of their salary subject to limits prescribed by the Internal Revenue Code. FIA may make discretionary matching or profit sharing contributions at year end. The contribution and expense incurred on behalf of the Plan was $13,178 and $10,600 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated for the lease of its office space to the Bank until September 30, 2005. Rent expense is $11,079 per month through the end of the lease. The lease automatically renews annually.

NOTE 6 - NET CAPITAL REQUIREMENTS

Beginning in early 2002, FIA became subject to the requirements of SEC Rule15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Securities and Exchange Commission is empowered to restrict FIA's business activities should its net capital ratio exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, FIA had net capital of $949,331 and was subject to a net capital requirement of $250,000. At the same date, FIA

NOTE 6 - NET CAPITAL REQUIREMENTS (Continued)

had a ratio of aggregate indebtedness to net capital of .2 to 1. At December 31, 2003, FIA had net capital of $896,292 and was subject to a net capital requirement of $250,000. At the same date, FIA had a ratio of aggregate indebtedness to net capital of .2 to 1. Accordingly, at December 31, 2004 and 2003, FIA was in compliance with the net capital requirement.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, FIA's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover fully losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, FIA records customer transactions on a settlement date basis, which is generally three business days after the transaction date. FIA is therefore exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2004

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital		
Total stockholder's equity		$ 1,239,476
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers or dealers	$ 59,635	
Property and equipment, net	71,287	
Other assets	136,870	
	267,792	
Other deductions and/or charges	20,000	
		287,792
Net capital before haircuts on securities positions (tentative net capital)		951,684
Haircuts on securities		
Trading and investment securities		2,353
Net capital		$ 949,331
Aggregate indebtedness		
Other accounts payable and accrued expenses		$ 179,013
Total aggregate indebtedness		$ 179,013
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500 percent		$ 922,479
Excess net capital at 1,000 percent		$ 931,429
Ratio: Aggregate indebtedness to net capital		.2 to 1

There are no material differences from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).

PART II

REPORT ON INTERNAL CONTROL



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 19, 2005

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Investment Advisers, Inc. (FIA) (a wholly owned subsidiary of The Tampa Banking Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded

611 South Magnolia Avenue ○ Tampa, Florida 33606-2744 ○ (813) 251-2411 ○ FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com ○ www.dwightdarby.com
Members American Institute of Certified Public Accountants ○ Florida Institute of Certified Public Accountants
Independent Member B K R International

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that FIA's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby & Company

Certified Public Accountants

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2004 AND 2003

CONTENTS



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

January 19, 2005

Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisers, Inc. (FIA), a wholly owned subsidiary of The Tampa Banking Company, as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisers, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue ◦ Tampa, Florida 33606-2744 ◦ (813) 251-2411 ◦ FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com ◦ www.dwightdarby.com
Members American Institute of Certified Public Accountants ◦ Florida Institute of Certified Public Accountants
Independent Member B K R International

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2004	2003
ASSETS		
Cash and cash equivalents	$ 362,267	$ 95,105
Investment securities held to maturity, at cost	799,831	935,867
Sweep fees receivable	91,392	92,917
Clearing deposit	50,000	50,000
Antiques and software, net	31,644	32,423
Property and equipment, net of accumulated depreciation of $76,521 and $51,556, respectively	40,285	53,232
Deferred taxes	3,230	3,230
Prepaid expenses	17,427	13,706
Prepaid income taxes	-	8,974
Miscellaneous receivables	22,413	12,583
Total assets	$ 1,418,489	$ 1,298,037
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 160,515	$ 171,468
Income taxes payable	18,498	-
Total liabilities	179,013	171,468
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	408,379	408,379
Retained earnings	823,597	710,690
Total stockholder's equity	1,239,476	1,126,569
COMMITMENTS AND CONTINGENCIES		
	$ 1,418,489	$ 1,298,037

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31,	
	2004	2003
REVENUES		
Brokerage income	$ 963,334	$ 777,600
Management fees	732,770	670,578
Sweep fee income	424,303	525,208
Fee income from The Bank of Tampa trust department	69,862	57,127
Interest and dividend income	12,031	8,913
Commissions on life insurance sales	9,325	73,036
Other income	-	3,239
Total revenues	2,211,625	2,115,701
EXPENSES		
Salaries, commissions and related expenses	1,068,757	956,588
Occupancy expenses	190,480	181,373
Administrative operating expenses	178,129	226,663
Clearing and exchange fees	110,428	67,656
Loss on disposal of property and equipment	-	2,096
Total expenses	1,547,794	1,434,376
INCOME BEFORE PROVISION FOR INCOME TAXES	663,831	681,325
PROVISION FOR INCOME TAXES	250,924	257,759
NET INCOME	$ 412,907	$ 423,566

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
	SHARES	AMOUNT			
BALANCE, DECEMBER 31, 2002	7,500	$ 7,500	$ 408,379	$ 512,124	$ 928,003
DIVIDENDS PAID	-	-	-	(225,000)	(225,000)
NET INCOME	-	-	-	423,566	423,566
BALANCE, DECEMBER 31, 2003	7,500	7,500	408,379	710,690	1,126,569
DIVIDENDS PAID	-	-	-	(300,000)	(300,000)
NET INCOME	-	-	-	412,907	412,907
BALANCE, DECEMBER 31, 2004	7,500	$ 7,500	$ 408,379	$ 823,597	$ 1,239,476

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 412,907	$ 423,566
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	27,028	35,411
Loss on disposal of property and equipment	-	2,096
Amortization of premium	36	118
(Increase) decrease in:		
Sweep fees receivable	1,525	(27,030)
Receivable from parent corporation	-	40,000
Deferred taxes	-	1,901
Prepaid expenses	(3,721)	12,103
Prepaid income taxes	8,974	(8,974)
Miscellaneous receivables	(9,830)	(9,278)
Increase (decrease) in:		
Accounts payable and accrued expenses	(10,953)	146,554
Income taxes payable	18,498	(46,159)
Total adjustments	31,557	146,742
Net cash provided by operating activities	444,464	570,308
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities held to maturity	(2,300,000)	(1,436,000)
Proceeds from maturity of securities held to maturity	2,436,000	1,000,000
Purchase of antiques and property and equipment	(13,302)	(47,374)
Net cash provided by (used in) investing activities	122,698	(483,374)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(300,000)	(225,000)
Net cash used in financing activities	(300,000)	(225,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	267,162	(138,066)
CASH AND CASH EQUIVALENTS - BEGINNING	95,105	233,171
CASH AND CASH EQUIVALENTS - ENDING	$ 362,267	$ 95,105
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 232,425	$ 310,991

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

General - Florida Investment Advisers, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a wholly owned subsidiary of The Tampa Banking Company (TBC), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company.

Income Recognition - Brokerage income, sweep fee income, management fees and other fees are recorded as earned and when collection is reasonably assured.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statements of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available for sale securities are carried at fair value. Unrealized holding gains and losses, if applicable, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale, if any, are included in other income (expense) and, when applicable, are reported as a classification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity. At December 31, 2004 and 2003, fair value approximated cost for held to maturity securities.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables arise in the normal course of business. It is the policy of management to review the outstanding receivables at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. There was no allowance for bad debts for the years ending December 31, 2004 and 2003.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment - FIA's property and equipment are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system. Depreciation expense was $27,028 and $35,411 for the years ended December 31, 2004 and 2003, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments which potentially subject FIA to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

FIA provides services to one customer that represents 15% and 17% of total revenues earned in 2004 and 2003, respectively.

Income Taxes - FIA files a consolidated tax return with TBC and The Bank of Tampa (Bank), an entity affiliated with FIA through common ownership. TBC is a regular C Corporation. Income taxes are allocated to FIA based on the percentage of its net income to consolidated net income. Deferred income taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. Deferred taxes were $3,230 for the years ended December 31, 2004 and 2003.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs - All of the FIA's advertising costs are nondirect-response costs and are expensed as incurred. Advertising costs for the years ended December 31, 2004 and 2003 were $6,356 and $23,017, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2004 and 2003, the property and equipment consisted of the following:

	2004	2003
Furniture and equipment	$ 112,357	$ 100,339
Leasehold improvements	4,449	4,449
	116,806	104,788
Less accumulated depreciation	76,521	51,556
Ending balance	$ 40,285	$ 53,232

NOTE 3 - RELATED PARTY TRANSACTIONS

At inception, FIA entered into an agreement with the Bank, which is also located in the same building as FIA. Pursuant to this agreement, FIA paid certain overhead expenses and rent to the Bank in the amount of $130,592 and $107,908 during the years ended December 31, 2004 and 2003, respectively.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to the greater of (a) $2,500, or (b) an amount based on the asset valuation of each account being managed, plus a guaranteed minimum aggregate fee of $36,000 per year. For the years ended December 31, 2004 and 2003, $69,862 and $57,127, respectively, were received as fees.

FIA offers investment management services to officers, directors and employees of FIA and the Bank. These services are provided under the same terms and conditions as those offered to all customers. The amount of income derived from these services to related individuals is less than 2% of total revenues.

The Bank employees may refer customers and other members of the general public to FIA and receive a nominal referral fee for a qualified referral. For the years ended December 31, 2004 and 2003, $6,283 and $2,355, respectively, were paid as fees. FIA and the Bank may have an arrangement to share revenues that result from the volume of securities services provided by FIA to customers referred to by the Bank. For the years ended December 31, 2004 and 2003, there were no fees paid to the Bank under this arrangement.

During the years ended December 31, 2004 and 2003, $2,394 and $27,793, respectively, were paid for the cost of equipment to a company in which a Director of TBC has a 25% ownership interest.

NOTE 4 - EMPLOYEE BENEFIT PLANS

Effective March 1, 2000, FIA adopted a Flexible Benefit Plan, Employee Stock Ownership Plan (ESOP) and 401(k) Plan. All Plans are typical in nature and are more fully described in the Plan documents.

Employee Stock Ownership Plan - TBC has an ESOP which covers substantially all full-time employees of FIA. The annual contribution to the plan is determined by the Board of Directors of FIA. The contribution expense was $30,784 and $23,326 for the years ended December 31, 2004 and 2003, respectively. On August 18, 1995, a favorable ruling from the Internal Revenue Service on the plan's tax-exempt status was obtained.

Employer contributions are allocated among the accounts of participants entitled in the ratio which their adjusted compensation is to total adjusted compensation of all participants. Adjusted compensation is total remuneration paid to the participant each year plus any deferred under the 401(k) Plan up to IRS limits.

401(k) Plan - The 401(k) Plan (Plan) covers all employees with three months of service and over 21 years of age. Participants may contribute up to 30% of their salary subject to limits prescribed by the Internal Revenue Code. FIA may make discretionary matching or profit sharing contributions at year end. The contribution and expense incurred on behalf of the Plan was $13,178 and $10,600 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated for the lease of its office space to the Bank until September 30, 2005. Rent expense is $11,079 per month through the end of the lease. The lease automatically renews annually.

NOTE 6 - NET CAPITAL REQUIREMENTS

Beginning in early 2002, FIA became subject to the requirements of SEC Rule15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Securities and Exchange Commission is empowered to restrict FIA's business activities should its net capital ratio exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, FIA had net capital of $949,331 and was subject to a net capital requirement of $250,000. At the same date, FIA

NOTE 6 - NET CAPITAL REQUIREMENTS (Continued)

had a ratio of aggregate indebtedness to net capital of .2 to 1. At December 31, 2003, FIA had net capital of $896,292 and was subject to a net capital requirement of $250,000. At the same date, FIA had a ratio of aggregate indebtedness to net capital of .2 to 1. Accordingly, at December 31, 2004 and 2003, FIA was in compliance with the net capital requirement.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, FIA's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover fully losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, FIA records customer transactions on a settlement date basis, which is generally three business days after the transaction date. FIA is therefore exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2004

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital		
Total stockholder's equity		$ 1,239,476
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers or dealers	$ 59,635	
Property and equipment, net	71,287	
Other assets	136,870	
	267,792	
Other deductions and/or charges	20,000	
		287,792
Net capital before haircuts on securities positions (tentative net capital)		951,684
Haircuts on securities		
Trading and investment securities		2,353
Net capital		$ 949,331
Aggregate indebtedness		
Other accounts payable and accrued expenses		$ 179,013
Total aggregate indebtedness		$ 179,013
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500 percent		$ 922,479
Excess net capital at 1,000 percent		$ 931,429
Ratio: Aggregate indebtedness to net capital		.2 to 1

There are no material differences from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).

PART II

REPORT ON INTERNAL CONTROL



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 19, 2005

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Investment Advisers, Inc. (FIA) (a wholly owned subsidiary of The Tampa Banking Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded

611 South Magnolia Avenue ◦ Tampa, Florida 33606-2744 ◦ (813) 251-2411 ◦ FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com ◦ www.dwightdarby.com
Members American Institute of Certified Public Accountants ◦ Florida Institute of Certified Public Accountants
Independent Member B K R International

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that FIA's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby & Company

Certified Public Accountants